SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 5 of 5

MCEV financial statements

MCEV financial statements

Reconciliation of IFRS total equity to Life MCEV
As at 30 June 2015

	Reviewed 6 months 2015 £m			Reviewed 6 months 2014 £m			Audited Full Year 2014 £m
	Life and related businesses1	General business and other	Group	Life and related businesses	General business and other	Group	Life and related businesses	General business and other	Group
Total assets included in the IFRS statement of financial position	358,364	32,296	390,660	249,575	29,286	278,861	255,478	30,241	285,719
Liabilities of the long-term business	(341,970)	-	(341,970)	(238,372)	-	(238,372)	(244,186)	-	(244,186)
Liabilities of the general insurance and other businesses	-	(30,872)	(30,872)	-	(28,936)	(28,936)	-	(29,257)	(29,257)
Total equity on an IFRS basis	16,394	1,424	17,818	11,203	350	11,553	11,292	984	12,276
Equity of general insurance and other businesses included in Life MCEV2	161	(161)	-	218	(218)	-	160	(160)	-
Additional value of in-force long-term business	5,716	-	5,716	6,244	-	6,244	6,120	-	6,120
Total equity on a MCEV basis	22,271	1,263	23,534	17,665	132	17,797	17,572	824	18,396
Notional allocation of IAS 19 pension fund surplus to long-term business3	(640)			(338)			(703)
Goodwill and intangible assets allocated to long-term business4	(1,494)			(561)			(476)
Life MCEV (gross of non-controlling interests)	20,137			16,766			16,393
Non-controlling interests	(1,044)			(1,457)			(1,119)
Life MCEV (net of non-controlling interests)	19,093			15,309			15,274

1    The acquisition of Friends Life in April 2015 increased IFRS and MCEV equity by £5,975 million, of which £1,063 million relates to goodwill and intangible assets allocated to long-term business. Further details can be found in note F1 - Basis of preparation.

   2    Refers to the IFRS equity of the UK and Singapore health business and the Aviva Investors and Singapore retail fund management business now included in covered business.

3    The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding. Within the long-term business net assets on an MCEV basis, the Life proportion has been included. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

4    Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures and are after adjustments reflected in the additional value of in-force long-term business above. At HY15, goodwill and intangible assets have been impaired by an additional £4 million compared to IFRS (HY14: nil, FY14 £14 million). In aggregate, the goodwill and intangibles on an MCEV basis is £121 million (HY14: £120 million, FY14 £130 million) lower than on an IFRS basis, allowing for exchange rate movements. Refer to the next table for goodwill allocated to long-term business on an IFRS basis.

Reconciliation of IFRS total equity to MCEV net worth
As at 30 June 2015

	Reviewed 30 June 2015 £m	Reviewed 30 June 2014 £m	Audited 31 December 2014 £m
Net assets on a statutory IFRS net basis1	17,818	11,553	12,276
Adjusting for general business and other net assets on a statutory IFRS net basis	(1,424)	(350)	(984)
Life and related businesses net assets on a statutory IFRS net basis	16,394	11,203	11,292
Equity of general insurance and other businesses included in Life MCEV	161	218	160
Goodwill and other intangibles	(1,615)	(681)	(606)
Acquired value of in-force business	(4,092)	(112)	(92)
Adjustment for share of joint ventures and associates	(47)	13	(9)
Adjustment for assets to regulatory value net of tax	(531)	(446)	(566)
Adjustment for DAC and DIR net of tax	(1,192)	(1,091)	(1,159)
Adjustment for differences in technical provisions	356	41	(47)
Other accounting and tax differences	1,402	1,246	990
MCEV net worth (gross of non-controlling interests)1	10,836	10,391	9,963
MCEV value of in-force (gross of non-controlling interests)2	9,301	6,375	6,430
MCEV (gross of non-controlling interests)	20,137	16,766	16,393
Non-controlling interests	(1,044)	(1,457)	(1,119)
MCEV (net of non-controlling interests)	19,093	15,309	15,274

1    The acquisition of Friends Life in April 2015 increased IFRS equity and MCEV net worth by £5,975 million and £984 million respectively. Further details can be found in note F1 - Basis of preparation.
2    Comprises PVFP of £12,353 million (30 June 2014: £8,949 million, 31 December 2014 £9,248 million:), FC of £(480) million (30 June 2014: £(566) million, 31 December 2014 £(389) million, CNHR of £(1,320) million (30 June 2014: £(972) million, 31 December 2014 £(970) million) and TVOG of £(1,252) million (30 June 2014: £(1,036) million, 31 December 2014 £(1,459) million), all of which are gross of tax and non-controlling interests.

Page 117

Group MCEV analysis of earnings
For the six month period ended 30 June 2015

Net of tax & non-controlling interests Reviewed 30 June 2015	Covered business1,4 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business4,5 £m B+C	Total £m A+B+C
Opening Group MCEV	15,274	1,040	16,314	325	1,365	16,639
Operating MCEV earnings	719	-	719	77	77	796
Non-operating MCEV earnings	(353)	(36)	(389)	(74)	(110)	(463)
Total MCEV earnings	366	(36)	330	3	(33)	333
Other movements in IFRS net equity	-	(63)	(63)	(191)	(254)	(254)
Capital and dividend flows	(640)	-	(640)	6,234	6,234	5,594
Foreign exchange variances	(562)	(27)	(589)	(76)	(103)	(665)
Acquired/divested business	4,655	1,098	5,753	(5,753)	(4,655)	-
Closing Group MCEV	19,093	2,012	21,105	542	2,554	21,647
Direct capital instruments and fixed rate tier 1 notes						(892)
Equity attributable to shareholders of Aviva plc on an MCEV basis						20,755

1    Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of preparation. The embedded value is presented net of non-controlling interests and tax.
2    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEVbasis gross of  non-         controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above.
3    Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.
4    The acquisition of Friends Life in April 2015 increased MCEV equity by £5,975 million at the acquisition balance sheet date with profits in the period also contributing to the closing MCEV. Further details can be found   in note F1- Basis of preparation.
5    Non-covered business reflects £12 million less profit than IFRS reporting, reflecting the inclusion within covered business profits of asset management profits for managing covered business assets, as well as results for fund management and health business treated as short-term business for IFRS reporting.

Net of tax & non-controlling interests Reviewed 30 June 2014	Covered business1,4 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business4 £m B+C	Total £m A+B+C
Opening Group MCEV	14,990	599	15,589	(898)	(299)	14,691
Opening Adjustments5	766	-	766	(232)	(232)	534
Adjusted opening Group MCEV	15,756	599	16,355	(1,130)	(531)	15,225
Operating MCEV earnings	880	-	880	5	5	885
Non-operating MCEV earnings	(192)	(27)	(219)	101	74	(118)
Total MCEV earnings	688	(27)	661	106	79	767
Other movements in IFRS net equity	-	168	168	159	327	327
Capital and dividend flows	(818)	-	(818)	526	526	(292)
Foreign exchange variances	(281)	(13)	(294)	(63)	(76)	(357)
Acquired/divested business	(36)	26	(10)	13	39	3
Closing Group MCEV	15,309	753	16,062	(389)	364	15,673
Direct capital instruments and fixed rate tier 1 notes						(1,382)
Equity attributable to shareholders of Aviva plc on an MCEV basis						14,291

 1    Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of preparation. The embedded value is presented net of non-controlling interests and tax.

2    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above.

  3    Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

4    Covered business includes an adjustment for held for sale and disposed operations through the acquired / divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

  5    Represents a restatement of opening 2014 MCEV relating to a reassessment of liquidity premium and extension in scope of covered business.

Net of tax & non-controlling interests Audited 31 December 2014	Covered business1,4 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business4 £m B+C	Total £m A+B+C
Opening Group MCEV	14,990	599	15,589	(898)	(299)	14,691
Opening Adjustments5	766	-	766	(232)	(232)	534
Adjusted opening Group MCEV	15,756	599	16,355	(1,130)	(531)	15,225
Operating MCEV earnings	1,950	-	1,950	(34)	(34)	1,916
Non-operating MCEV earnings	(331)	(34)	(365)	107	73	(258)
Total MCEV earnings	1,619	(34)	1,585	73	39	1,658
Other movements in IFRS net equity	-	533	533	794	1,327	1,327
Capital and dividend flows	(1,116)	-	(1,116)	64	64	(1,052)
Foreign exchange variances	(468)	(20)	(488)	(48)	(68)	(536)
Acquired/divested business	(517)	(38)	(555)	572	534	17
Closing Group MCEV	15,274	1,040	16,314	325	1,365	16,639
Direct capital instruments and fixed rate tier 1 notes						(892)
Equity attributable to shareholders of Aviva plc on an MCEV basis						15,747

  1    Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of preparation. The embedded value is presented net of non-controlling interests and tax.
  2    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above.
 3    Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

4    A £490 million decrease to the closing Group MCEV of covered business and increase in the closing Group MCEV of non-covered business is due to the sale of Aviva Life and Pensions Ireland Limited (ALPI) to Aviva Life & Pensions UK Limited (UKLAP) from Aviva Insurance Limited (AIL), as detailed in note F1 - Basis of preparation.

 5    Represents a restatement of opening 2014 MCEV relating to a reassessment of liquidity premium and extension in scope of covered business.

Notes to the MCEV financial statements

F1 - Basis of preparation
The Group MCEV analysis of earnings on page 117 presents the Group's results and financial position for the covered life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-covered businesses and non-covered but related to life businesses on the International Financial Reporting Standards (IFRS) basis.
      The MCEV methodology adopted is in accordance with the MCEV Principles© published by the CFO Forum in October 2009.
The CFO Forum Guidance is not adopted in a number of respects:

• Guidance 17.3.5 indicates that where covered business includes business in several IFRS segments sufficient disclosure should be made to show both the IFRS and MCEV values by IFRS segment. This is not the case for Aviva Investors and Singapore retail fund management business, UK health business and Singapore guaranteed renewable health business. These product lines are classified as "Fund management" and "General Insurance and health" operating segments as appropriate under IFRS, but are included within other long-term business for MCEV reporting as part of the "Other", "UK & Ireland" and "Asia" operating segments as appropriate.

• Guidance 17.3.29 indicates that changes to models to reflect improvements or rectify errors should be included in the 'other operating variances' line in the analysis of earnings. Where possible, such model refinements have been reported in the analysis of earnings on the line where the impact would have occurred in order to provide better information when considering assumption changes/experience variances over multiple reporting periods.

• Guidance 17.3.32 and 17.3.47 indicate that, when a company has more than one geographical area of operation, the business classifications disclosed should be consistent with those used for the IFRS financial statements. While MCEV results have been aligned with Aviva's management structure the classifications have been presented at a more aggregated level than those segments presented in the Group's IFRS financial statements.

The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the Group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.
      The results for our half-year report have been reviewed by our auditors, PricewaterhouseCoopers LLP. The PricewaterhouseCoopers LLP report in respect of the half year can be found on page 145.

Copyright © Stichting CFO Forum Foundation 2008

(a)  MCEV methodology
Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-Group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
      The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Consistent with CFO Forum guidance issued in 2012, no explicit allowance has been made for the future European regulation regime (Solvency II) and associated consequences. It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the UK where a 20% tax rate was used for 2015 for grossing up (HY14: 20%; FY14: 20%).

Net Worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of covered business, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
      Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is generally set equal to the highest of:
• The level of capital at which the local regulator is empowered to take action;

• The capital requirement of the business unit under the Group's economic capital requirements; and

• The target capital level of the business unit;
where "highest of" is assessed as the basis yielding the lowest level of free assets.

F1 - Basis of preparation continued
This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as some of the reattributed inherited estates in the UK. The remaining reattributed inherited estate is predominantly in the form of the VIF of non-profit business written within the fund, and to the extent that this VIF emerges into cash, may be available to be transferred to the shareholders' fund subject to passing the relevant financial strength tests.
      The same definition of required capital is used for both existing and new business except in certain entities in Italy where new business reflects the targeted capital level which better reflects the capital requirements of the new business. The total required capital for the entities in question is still based on the overall biting constraint. There is a true-up within economic variances for the difference between calculating the new business required capital on a target rather than economic capital basis, where the latter is the biting constraint. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in note F2.
      Statutory required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds, with any required capital in excess of this attributed to the shareholder. Where the surplus in the fund is insufficient and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the UK and Ireland continues at the current rate. For some of the UK business, this rate is one-ninth of the cost of bonus; while in other cases this rate is variable and dependent on scheme rules.
      During 2014, two capital management actions were taken in the UK that enable certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently. The first involved the transfer of certain assets and associated liabilities from the RIEESA to the New With Profits Sub Fund (NWPSF). The second capital management action resulted in future shareholder transfers (that arise as bonuses are paid to policyholders) emerging in the NWPSF rather than the Non Profit Sub Fund (NPSF) and this reduced the present value of in-force covered business with an offsetting increase in required capital and free surplus. These effects are presented within "Other operating variances" in note F5. The total impact at HY14 was an increase in free surplus of £184 million, an increase in required capital of £913 million and a reduction in the present value of in-force covered business of £1,097 million, with no impact on closing MCEV. The equivalent impacts at FY14 are an increase in free surplus of £199 million, an increase in required capital of £851 million and a reduction in the present value of in-force covered business of £1,055 million.
      The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
• present value of future profits;

• time value of financial options and guarantees;

• frictional costs of required capital; and

• cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
      Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
      Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note F2.
      The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

F1 - Basis of preparation continued
Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option or guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
      Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
      Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
      Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, Italian, French and Spanish businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
      Frictional costs are calculated by projecting forwards the future levels of required capital in line with drivers of the capital requirement. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risk (CNHR)
The cost of residual non-hedgeable risk (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of: non-hedgeable financial risks; non-financial risks; and other product level asymmetries. No allowance has been made for symmetrical risks as these are diversifiable by investors.
      The most significant category within the CNHR is non-financial risk, which includes insurance, expense, persistency and operational risks. It is assumed that there are no hedgeable non-financial risks. The allowances for non-hedgeable financial risks and product level asymmetries are not material. This is because they are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best-estimate assumptions. The asymmetric risks allowed for in the TVOG or PVFP are described earlier in the Basis of preparation.
      The CNHR capital charge is calculated such that capital levels are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered including allowance for management actions consistent with the base MCEV. Diversification benefits are included between non-hedgeable risks of the covered business. No diversification benefit is assumed with hedgeable risks of the covered business or with non-covered business in general. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.

(b)  Covered business
The MCEV calculations cover the following lines of business unless specifically noted below:
• Life insurance;

• Long-term health and accident insurance

• Short-term health business in the UK and Singapore managed on a long term basis (introduced 1 January 2014);

• Savings and annuity business;

• Managed pension fund business;

• Equity release business in the UK;

• UK retail fund management business (introduced 1 January 2014); and

• Singapore retail fund management business (introduced 1 January 2015)

From 1 January 2014, health business managed as long term business in the UK and Singapore and some retail fund management business in the UK are classified as long-term covered business under MCEV. From 1 January 2015, some retail fund management business in Singapore is also classified as long-term covered business. In the IFRS financial statements these contracts remain classified as short-term business.
Effective 9 May 2014, the UK's retail fund management business was sold to Aviva Investors by UK Life, and the MCEV balance sheet value of this business has since been disclosed in the "Other" operating segment (where Aviva Investors is presented). In the geographical analysis of life MCEV operating earnings, results for the current period are also included in the "Other" operating segment; in the comparative periods the first 4 months profit or loss is included in the "United Kingdom and Ireland" operating segment with the remaining months in the "Other" operating segment.

F1 - Basis of preparation continued
      Covered business includes that written by the Group's life insurance subsidiaries as well as the Group's share of certain life and related business written in our associated undertakings and joint ventures, including Indonesia, India, China, Turkey, Taiwan and South Korea (until its disposal in June 2014).
      In addition, the results of Group companies providing significant administration, fund management and other services and of Group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses".
      For MCEV reporting, borrowings are valued on an IFRS basis, consistent with the IFRS primary statements. At 30 June 2015 the market value of the Group's external debt, subordinated debt, preference shares (including General Accident plc preference shares classified as non-controlling interests) and direct capital instrument was £9,758 million (30 June 2014: £7,486 million; 31 December 2014: £7,511 million). External debt remains classified as non-covered business, consistent with the approach taken in prior periods. In addition, internal debt between covered and non-covered business within the Group is generally valued on an IFRS basis in both parts of the business to ensure that the Group MCEV is neither positively nor negatively impacted by the existence of such debt.
      In addition the Group MCEV includes earnings from non-covered business such as the Group's fund management operations and subsidiaries, where not arising due to the provision of services to our Life business. These earnings are included in the Group MCEV at their IFRS value.

(c)  Acquisition of Friends Life
On 10 April 2015, the Group completed the acquisition of 100% of the outstanding ordinary shares of Friends Life Group Limited ("Friends Life") through an all share exchange which gave Friends Life shareholders 0.74 Group shares for every Friends Life share held. In total, 1,086,326,606 Group shares were issued and commenced trading on 13 April 2015. Friends Life is a leading insurance business which provides a range of pension, investment and insurance products and services to both individual customers and corporates. Prior to the acquisition, Friends Life operated through three distinct divisions: the Heritage division which administers products which are no longer actively marketed for new business; the UK division whose main lines of business are corporate benefits, retirement income and protection; and the International division which provides savings, investment and protection products for customers in Asia and the Middle East. The acquisition accelerates the Group's investment thesis of cash flow plus growth and is expected to benefit the Group over time through the realisation of significant incremental capital, financial and revenue synergies as well as supporting the Group to secure its position as a leading insurance and savings business.
      Following the acquisition, several key adjustments were made to the Friends Life base MCEV balance sheet to arrive at the final MCEV acquisition balance sheet. These changes include alignments to Aviva for the calculation and application of the liquidity premium, annuitant mortality assumptions, project costs and cost of non-hedgeable risk. Further, a number of adjustments and reclassifications were made to the IFRS and local statutory balance sheets which had a consequential impact on the MCEV acquisition balance sheet. In total, the alignments made had an impact of £(547) million on the life covered MCEV (net of tax and minority interests). In addition, the 2003 and 2005 Step-up Tier One Insurance Capital Securities ("STICS") issuances were reclassified to non-covered business with an impact of £517 million on the life covered MCEV (net of tax and minority interests). The total impact of all adjustments was a reduction in life covered MCEV of £(30) million (net of tax and minority interest) as at the acquisition balance sheet date.
      For MCEV reporting, results for Friends UK have been included in the "UK & Ireland" operating segment and results for FPI have been included in the "Asia" operating segment as these are the most appropriate geographical areas of operation for each of these businesses. This classification is consistent with the IFRS financial statements.
      The acquisition increased life covered MCEV by £4,650 million and total Group MCEV by £5,975 million (both net of tax and minority interest) as at the acquisition date. In the period from 10 April 2015 to 30 June 2015 the acquired subsidiaries impacted total MCEV operating profit and total MCEV profit by £84 million and £(194) million (both net of tax and minority interest) respectively.

(d) IFRS Restatement of prior period figures
Restatements of IFRS financial statements have been consistently reflected in the Group MCEV financial statements, where applicable. During 2015, management has changed the definition of Group operating profit on an IFRS basis to exclude amortisation and impairment of acquired value of in-force business ("AVIF"), aligning the presentation to the amortisation and impairment of intangible assets as non-operating items. The change in presentation had no impact on the Group MCEV analysis of earnings.

(e)  Held for Sale operations
There are no held for sale operations included in life covered business at 30 June 2015, and no operations were sold in the first half of 2015.

F1 - Basis of preparation continued
Operations sold, held for sale or reclassified in the comparative period
During 2014 several operations were held for sale and sold. Details are as follows:
• The sale of Aviva Corporacion Caixa Galicia de Seguros y Reaseguros S.A. ("CxG"), a Spanish life assurance company, was completed on 11 December 2014.
• The sale of the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was completed on 30 June 2014.
• The disposal of the Group's Korean joint venture business, Woori Aviva Life Insurance ("WALI") completed on 27 June 2014.
• During 2013, the Group's 60% stake in the Indonesian business "Aviva Indonesia" was classified as held for sale following the intention to structure the business as a joint venture where Aviva's ownership is 50%. The restructure completed on 26 May 2014.
• During the first half of 2014 it was determined that the value of the Group's Taiwan joint venture, First-Aviva Life Insurance Co., Ltd would no longer be recovered principally through a sale. As a result, the business was reclassified out of 'assets of operations held for sale'.

(f)  Restructuring
During the first half of 2015, Aviva International Insurance Limited ("AII") increased its shared ownership in Poland's insurance joint ventures (BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych SA and BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie SA) from 34% to 51%. The result is an increase in closing MCEV of £4 million (net of tax and minority interest).
      In 2014 significant restructuring of the Irish, Turkish, Polish and Italian businesses took place. The Irish restructuring continues in 2015. Details are as follows:
• The sale of Aviva Insurance Limited's ("AIL") investment in Aviva Life & Pensions Ireland Limited ("ALPI") to Aviva UK Life & Pensions Limited ("UKLAP") was completed on 31 December 2014. The methodology used to calculate the MCEV in ALPI was unchanged at 31 December 2014 as the entity was still regulated by the CBI and remained an entity in its own right. The total closing MCEV as at 31 December 2014 of the Group was unchanged from this restructuring. The Part VII transfer of the ALPI business to UKLAP took place on 1 January 2015, and an alignment of methodologies and bases results in an increase to closing MCEV of £34 million.

• On 13 November 2014 Aviva and its joint venture partner Sabanci Holdings completed an initial public offering of a minority share of their Turkish life and pensions joint venture AvivaSa Emeklilik ve Hayat A.S ("Aviva SA"), reducing the Group's holdings in Aviva SA from 49.8% to 41.3%. Sabanci and the Group continue to share contractual joint control of Aviva SA.

• On 30 September 2014, Aviva International Insurance Limited ("AII") sold its Polish business, Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK SA ("Poland Pensions") to Aviva Towarzystwo Ubezpieczen na Zycie S.A. ("Poland Life"). The transaction resulted in a reduction in the share of the Poland Pensions business owned by Aviva.
• On 22 December 2014, the Italian long-term business Aviva S.p.A., which was 50% owned by Aviva Italia Holdings ("AIH"), transferred its share in the joint venture Aviva Vita S.p.A. ("Aviva Vita") to AIH. AIH increased its interest in Aviva Vita from 25.5% to 80% and its interest in the joint venture Aviva Assicurazioni Vita S.p.A. from 50% to 80%.

(g)  New business premiums
New business premiums include:
• premiums arising from the sale of new contracts during the period;

• non-contractual additional premiums;

• expected renewals on new contracts and expected future contractual alterations to new contracts; and

• payments on recurring single premium policies, except for some existing stakeholder-style pensions business in the UK where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing policy and not new business.

The Group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
      For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable except for some existing stakeholder-style pensions business as set out above.
      For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

F1 - Basis of preparation continued
(h) Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
The normalised investment return on equities and property has been calculated by reference to the ten-year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk premium (expected return is equivalent to the gross redemption yield less an allowance for defaults).
      The expected existing business contribution (in excess of reference rate) is calculated using the start of period implied discount rate (IDR). The IDR is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV. As such, the IDR is based on normalised investment returns. The methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting.
      The total expected return is therefore the total of:
• Expected existing business contribution, based on reference rates;
• Expected existing business contribution, due to returns in excess of reference rates; only this component is impacted by the approach; and
• Expected return on shareholders' net worth (grossed up for tax for pre-tax presentation)

The approach to expected return has no impact on total return or on the closing balance sheet.

(i)  Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
      For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the Group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
      For profit-sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

(j)  Consolidation adjustments
The effect of transactions between the Group's life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
      During 2014, UK Annuities (UKA) and UK General Insurance (UK GI) entered into a quota share reinsurance arrangement with Aviva International Insurance Limited (AII). Both treaties have an effective date of 1 January 2014 covering 10% of the UKA business and 5% of the UK GI business and remain in place during HY15. The impact of this arrangement has been reflected within the Group MCEV results.
      As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the Group's life companies, the equivalent profits and losses have been removed from the relevant segment (other operations or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
      The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under other operations or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing Group MCEV, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies.
      The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis and are included as part of non-covered but related to life business in the Group MCEV.

(k) Exchange rates
The Group's principal life overseas operations during the period were located within the Eurozone, Poland and Singapore.
The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note F2.

F2 - Principal Assumptions
Economic Assumptions - deterministic
(a)  Reference rates and expense inflation
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
      In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. For some businesses, where the impact is immaterial, a flat yield curve has been assumed. For most businesses, the curve is extrapolated beyond the last available market data point to an ultimate forward rate using the Nelson-Siegel functional form if necessary. For markets in which there is no reliable swap yield curve, the risk-free rate is based on relevant government bond yields with adjustments made to reflect the local market environment where necessary. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk free rates, and these adjustments are shown below the reference rate table.
      The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

United Kingdom	6 months 2015	6 months 2014	Full Year 2014	Full Year 2013
Reference Rate
1 year	0.7%	0.8%	0.6%	0.6%
5 years	1.7%	2.2%	1.5%	2.2%
10 years	2.2%	2.9%	1.9%	3.1%
15 years	2.4%	3.2%	2.1%	3.5%
20 years	2.4%	3.3%	2.2%	3.6%
Expense inflation1	3.2%	3.3%	3.0%	3.4%

1    This expense inflation relates to the UK life & pensions business (UKLAP) and the UK annuity business (UKA). The methodology used to set the expense inflation assumption in Friends UK is calculated in a consistent manner and results in an assumption of 4.0% at HY15.

Eurozone	6 months 2015	6 months 2014	Full Year 2014	Full Year 2013
Reference Rate
1 year	0.1%	0.3%	0.2%	0.4%
5 years	0.5%	0.7%	0.4%	1.3%
10 years	1.2%	1.5%	0.8%	2.2%
15 years	1.6%	2.0%	1.2%	2.7%
20 years	1.7%	2.2%	1.4%	2.9%
Expense inflation1	1.4%	2.5%	0.9%	2.5%

1    Based on France, the largest Eurozone business. Inflation is modelled using a real yield curve; the figures disclosed above show the inflation rate at a duration of 10 years.

Poland	6 months 2015	6 months 2014	Full Year 2014	Full Year 2013
Reference Rate
1 year	1.8%	2.4%	1.8%	2.7%
5 years	2.6%	2.9%	1.9%	3.7%
10 years	3.0%	3.4%	2.2%	4.3%
15 years	3.2%	3.6%	2.4%	4.4%
20 years	3.2%	3.7%	2.5%	4.3%
Expense inflation	1.5%	1.9%	0.7%	3.8%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.

F2 - Principal Assumptions continued
(b)  Liquidity premiums
The following liquidity premium adjustments are made to the swap rate for certain contracts. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by adding the following to each swap rate:

				New business			Embedded value
	2Q 2015	1Q 2015	4Q 2014	3Q 2014	2Q 2014	1Q 2014	30 June 2015	Full Year 20131	30 June 2014	Full Year 2014
UK immediate annuities 2,3	1.59%	1.59%	1.31%	0.89%	0.98%	1.05%	1.09%	1.10%	1.01%	1.09%
UK deferred annuities 2,4	n/a	n/a	n/a	n/a	n/a	n/a	0.82%	0.83%	0.35%	0.82%
Ireland immediate annuities	0.16%	0.19%	0.19%	0.21%	0.24%	0.28%	0.28%	0.28%	0.21%	0.19%
France immediate annuities	0.16%	0.19%	0.19%	0.21%	0.24%	0.28%	0.28%	0.28%	0.21%	0.19%
France participating business	0.12%	0.15%	0.14%	0.16%	0.18%	0.21%	0.21%	0.21%	0.16%	0.15%
Italy participating business	0.12%	0.15%	0.14%	0.16%	0.18%	0.21%	0.21%	0.21%	0.16%	0.15%
Spain annuities	0.16%	0.19%	0.19%	0.21%	0.24%	0.28%	0.28%	0.28%	0.21%	0.19%
Spain participating business	0.12%	0.15%	0.14%	0.16%	0.18%	0.21%	0.21%	0.21%	0.16%	0.15%

1    Figures for the comparative period were restated in 2014, as set out below.
2    At FY13 an additional provision of £250 million was set aside by the UK due to the uncertainty in their estimation of future liquidity premium on mark to model assets (commercial, healthcare and equity release mortgages), which was then revised to £230 million at HY14. This additional provision was released at FY14 due to the economic environment at the time and with effect from HY15, the calculation of the liquidity premium has been enhanced rendering the additional provision unnecessary henceforth.
3    Immediate annuities have also been sold in the UK life and pensions business (UKLAP) and Friends UK as well as the UK annuity business (UKA). At HY15, the liquidity premium for Friends UK policies is 65 bps for existing business and 100bps for new business, and for UKLAP policies is 64 bps (FY14: 61 bps; HY14: 46 bps; FY13: 52 bps).
4    Deferred annuities and participating business eligible for a liquidity premium have been sold in the Aviva UK life and pensions business (UKLAP) and Friends UK as well as in the UK Annuity business (UKA). The liquidity premium for UKLAP policies at HY15 is 48 bps (FY14: 46 bps; HY14: 35 bps; FY13: 39 bps). The approach to estimating the liquidity premium in the UKLAP business was revised during 2014 to be consistent with the approach taken for these products in other businesses. The liquidity premium in Friends UK at HY15 is 49 bps for existing business; volumes of new business sold are not material.

The CEIOPS (now EIOPA) Task Force on Liquidity Premium issued a set of Principles dated 1 March 2010 on the application of the liquidity premium. Principle 2 states that "The liquidity premium should be independent of the investment strategy followed by the company". In agreement with this, from 1 January 2014 Aviva removed the requirement for the liquidity premium to only apply to those liabilities backed by corporate bonds or certain illiquid non-traded assets (notably UK commercial mortgages). As a consequence an optimised notional portfolio is assumed which can include the actual assets backing the liabilities and the matching that exists between them.
      For assets valued on a mark to model basis (notably UK commercial mortgages) the liquidity premium continues to be estimated consistently with the underlying valuation model. For all other assets, the formula structure proposed by the CFO / CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS 5) is adopted. The formula for the liquidity premium is:

      United Kingdom/Europe:                 50% of (iBoxx Corporate bond spread - 40bp)

For immediate and bulk purchase annuities, 100% of the full liquidity premium is applied, while 75% liquidity premium is applied to participating business and deferred annuities. No liquidity premium is applied to any other products. The liquidity premium is applied to all components of the MCEV with the exception of the adjustment for the "look-through" into service company expenses.

(c)  Risk premium
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. This risk premium is used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period. More detail is given in note
F1 - Basis of preparation.
      The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

All territories	30 June 2015	30 June 2014	Full Year 2014	Full Year 2013
Equity risk premium	3.5%	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%	2.0%

Future returns on fixed interest investments are calculated from prospective yields less an adjustment for credit risk; this includes an adjustment for credit risk on all Eurozone sovereign debt.

Economic Assumptions - stochastic
(a)  Methodology used to derive assumptions
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under 'Non-economic assumptions'.

F2 - Principal assumptions continued
Model - United Kingdom
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals. Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this does not guarantee non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The introduction of a liquidity premium results in a parallel shift to the underlying yield curve. After making this adjustment, the model is calibrated to volatilities for swaptions for ten year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus a liquidity premium plus an excess return. A stochastic volatility jump diffusion model is used, which allows for varying levels of volatility over time and across strike prices. Option volatilities are taken from Markit.
      The model also generates property total returns and real yield curves, which is a significant asset class for the UK. In the absence of liquid market data, the property volatilities are based on historic data.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - Europe and Asia
Swap rates are generated by a model, the LIBOR Market Model (LMM) that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The introduction of a liquidity premium results in a parallel shift in the underlying yield curve. The model is calibrated to at-the-money options of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus a liquidity premium, where applicable, plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. For most business, the model is calibrated to at-the-money options for a variety of terms; the exception is the model in Poland which uses a fixed volatility based on historic data, given the lack of a deep and liquid market for options in Poland. Option volatilities are taken from Markit.
      Assumptions for correlations between asset classes have been set based on historic data.

(b)  Volatilities
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the swaption implied volatilities used for the majority of business in each territory.

	30 June 2015 Swap length				30 June 2014 Swap length				Full Year 2014 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK Sterling
10 years	27.9%	27.4%	27.0%	26.9%	18.3%	17.5%	16.8%	16.3%	27.2%	26.0%	25.2%	24.6%
15 years	27.2%	26.4%	25.9%	25.4%	16.7%	15.9%	15.2%	14.7%	25.5%	24.5%	23.7%	22.9%
20 years	26.8%	25.8%	25.1%	24.3%	16.1%	15.1%	14.2%	13.5%	25.2%	23.9%	22.8%	21.7%
25 years	26.6%	25.7%	24.5%	23.2%	15.6%	14.6%	13.5%	12.7%	24.7%	23.4%	22.0%	20.6%
Euro
10 years	34.2%	33.4%	33.0%	33.2%	24.0%	22.6%	21.8%	21.2%	38.4%	34.8%	32.6%	30.9%
15 years	37.2%	35.0%	33.0%	33.1%	23.4%	21.6%	20.1%	19.4%	37.4%	33.4%	30.7%	29.4%
20 years	40.2%	36.2%	33.7%	34.1%	23.3%	20.7%	18.7%	18.0%	36.2%	31.9%	28.9%	28.0%
25 years	38.2%	35.4%	33.7%	34.3%	22.5%	19.4%	17.4%	16.7%	33.8%	29.9%	27.2%	26.3%

F2 - Principal assumptions continued
Equity implied volatilities
The implied volatility is that determined by the Black-Scholes formula to reproduce the market price of the option, except for Poland as noted above, where a fixed volatility based on historic data is used. The following table sets out the equity implied volatilities used for the majority of business in each territory. Where market data is not available (particularly for 15 year options), equity volatilities are based on implied volatilities from modelled returns.

	30 June 2015		30 June 2014		Full Year 2014
Option length	UK	France	UK	France	UK	France
5 years	20.5%	21.4%	17.8%	19.7%	20.3%	20.7%
10 years	22.5%1	21.6%1	20.4%	20.7%	22.3%	20.8%
15 years	23.4%1	21.9%1	21.8%1	21.1%1	22.7%1	20.9%1

1 Based on implied volatilities from modelled returns.

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived. Model property implied volatility at HY15 is 15% for the majority of business in the UK and 13% for other markets (HY14: 15% for all markets; FY14: 15% for the UK and 13% for other markets).

Non-economic assumptions
(a)  Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, for example we have allowed for improvements in future policyholder longevity.
      We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, that is, vary depending on the economic assumptions.
      For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
      Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.

(b)  Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated, although in a number of start-up operations an allowance is made for the spreading of fixed costs over a larger volume of business. In the UK maintenance expense assumption changes in the current period are driven by expense savings as a result of reduced property rental charges in UK Life entities.
      Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Other assumptions
(a)  Poland Pensions legislation change
On 4 September 2013, the Polish government announced a preferred option to change the Pillar II Pensions system (OFE), with the draft law being published on 10 October 2013. The changes were significant and in summary involved the transfer of over 50% of existing pensions assets to the state system along with an additional gradual transfer 10 years before retirement; in addition new premiums will be credited to the state system unless pension scheme members specifically stated otherwise.
      The document enacting the change became law on 1 February 2014. At 31 December 2013 MCEV value in force was reduced based on the assumption that 70% of existing customers directed future premiums to the state system. At 30 June 2014 the expectation was revised to 97% based on experience during the first half of the year, which further reduced the value in force by £38 million (net of tax and minority interests). Experience during the second half of 2014 showed that the actual percentage of existing customers directing future premiums to the state system was 73%. Despite a slightly lower percentage of existing customers staying with Aviva than assumed at the start of the year, the average age and premium of those customers was better than expected. Consequently the impact of this at 31 December 2014 was to increase the value in force by £0.5 million (net of tax and minority interests), compared to the opening 31 December 2013 MCEV. Following the legislation change, customers had the opportunity to decide whether to stay with Aviva; this window closed in 2014 and the long-term implications of the regulation change were fully reflected in the MCEV at 31 December 2014, with no impact expected in any future period.

F2 - Principal assumptions continued
(b)  UK budget announcement on annuity reform
On 19 March 2014, the UK Chancellor of the Exchequer announced new legislation that removes the requirement for people who are retiring to take their defined contribution pension as an annuity. From April 2015 anyone who is aged 55 or over is able to take their entire pension fund as cash, although only the first 25% will be tax-free. The remaining 75% of the fund will be taxed at the saver's marginal rate.
      Following the announcement, Aviva has experienced decreased demand for annuities in the UK, although annuities still play a central role in post-retirement financial planning as a tax efficient method of securing a guaranteed lifetime income. The reforms allow pension savers a greater level of flexibility that is likely to lead to changes in policyholder behaviour that may affect when customers take their retirement benefits and also lapse experience. There is continuing uncertainty within pension markets and an allowance of £90 million (net of tax and minority interest) was made at HY15 (HY14: £nil; FY14: £50 million), with the increase since FY14 reflecting the acquisition of Friends Life. This amount was deducted from the value-in-force at FY14 and HY15, thereby reducing the opening and closing MCEV.

(c)  Poland regulatory change on surrender charges
During 2015 there has been a regulatory change in Poland whereby surrender charges on unit-linked business have been restricted, with an impact of £(1) million on closing MCEV (net of tax and minority interest) at 30 June 2015.

(d) UK pension scheme charge caps and commission
On 27 March 2014 the Pensions Minister announced that fees on default funds in auto-enrolment schemes would be capped at 0.75% p.a. from April 2015; and both active member discounts and commission payments will not be permitted from April 2016. On 17 October 2014 the Department for Work and Pensions issued a consultation paper containing draft legislation for these changes. This consultation closed on 14 November 2014. These changes were approved by Parliament and became regulation in March 2015.
      Aviva's response has been to:
• Apply a cap on annual management charges on default funds of 0.75% p.a.

• Abolish active member discounts and set leaver charges to active member levels.

• Remove initial commission immediately and renewal commission by the regulatory requirement date in April 2016.

At 30 June 2014 the expected impact on Group's MCEV was estimated as £150 million (net of tax and minority interest). This was revised to £165 million (net of tax and minority interest) at 31 December 2014. Of this, £20 million related to new business, and was deducted from the value of new business. The remaining £145 million related to existing business and was included within other non-operating variances, thereby reducing the closing MCEV. The provision for the total Group MCEV has been strengthened to £213 million (net of tax and minority interest) at 30 June 2015 with the increase since FY14 reflecting the acquisition of Friends Life.

(e)  Spain pensions legislation change
During 2014 the Spanish government reduced the cap on annual management charges on pensions products from 2% p.a. to 1.5% p.a. The impact of this at 31 December 2014 was to reduce the value in force by £4 million (net of tax and minority interests).

(f)  Cost of residual non-hedgeable risk (CNHR)
For the balance sheet and operating profit, a charge of 3.0% (HY14: 3.9%; FY14: 3.2%) has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business. The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime. The decrease in the charge since FY14 results from a reassessment of the group diversification benefit.

(g)  Economic assumption changes in France
The French business is particularly sensitive to interest rates and swaption volatilities. This is primarily due to the high proportion of guarantees on some of their participating business and a dynamic lapse methodology that assumes policies lapse if the expected crediting rates payable to policyholders become substantially lower than a rate assumed to be payable by the French market in general. Over 2014, the Eurozone saw a significant fall in interest rates and increase in swaption volatilities. At FY14, as part of their usual assumption review, Aviva France made a number of economic assumption changes to reflect the current low interest rate environment. In particular amendments were made to the future crediting rates assumed to be payable in the French market in general as well as the future crediting rates payable to Aviva France's policyholders. The effect of this change was reported within economic variances along with all other economic movements affecting the MCEV over the reporting period and increased the value of in force business by £293 million (net of tax and minority interest) mainly due to the impact of lower expected future lapses.
      At HY15, France made a further economic assumption change, with a positive impact of £83 million (net of tax and minority interest), adjusting the split between the income and capital component of equity returns in order to better reflect actual asset holdings and the historic dividend yield on these assets.

F2 - Principal assumptions continued
(h) Calculation of equity release assets and liabilities in the UK
At FY14 the model used to the value the equity release assets held in the UK annuity fund was refined. This model derives a best estimate view on property growth and explicitly calculates the additional return that would be demanded by investors due to uncertainties in the asset cash flows. Additionally there was a change to the methodology for deriving the liquidity premium which is used to discount the asset cash flows. These changes affected both assets and IFRS liabilities by a broadly similar amount. However, there was a negative impact on MCEV as the reduction in yield due to the additional return demanded by investors was not reflected in the MCEV reference rate, meaning that the reduction in asset value was not offset by an increase in VIF. This resulted in an adverse impact of £(312) million which was reflected in the closing MCEV at FY14.
      During 2015, further enhancements have been made to refine the impact of future withdrawals from customers utilising the drawdown facility of their mortgage, as well as refinements to the calibration of the residential property stress applied when calculating the cost of capital and refinements to the modelling of mortgage assets held in the UK equity release business. These changes have had an adverse impact of £(110) million (net of tax and minority interest) on the closing MCEV at HY15, and are presented within economic variances.

(i)  Required capital and tax

				Tax rates1		Required capital (% EU minimum or equivalent)
	30 June 2015	30 June 2014	Full Year 2014	Full Year 2013	30 June 2015	30 June 2014	Full Year 2014
United Kingdom2,3	20.0%	20.0%	20.0%	20.0%	100%-200%	100%/200%	100%/200%
Ireland4	12.5%	12.5%	12.5%	12.5%	100%	180.0%	180.0%
France	34.4%	34.4%	34.4%	34.4%	107.5%	107.5%	107.5%
Spain5	25.0%	30.0%	25.0%	30.0%	149.7%	192.4%	146.7%
Italy6	34.3%	33.7%	34.3%	34.3%	139.9%	115.7%	115.5%
Poland	19.0%	19.0%	19.0%	19.0%	126.9%	125.5%	125.5%
Singapore7	17.0%	17.0%	17.0%	17.0%	141.4%	262.9%	146.7%

1 Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates are known.

2    For UKA and UKLAP, the required capital under MCEV is 100% for unit-linked and other non-participating business and annuity business with 200% for BPA business. In addition, the reattribution of the inherited estate has led to additional capital being locked in to support the with-profit business, and this has been included within required capital. For Friends UK, the required capital is 150%.

3 For offshore business sold in the Isle of Man by FPI the corporation tax rate is 0%.
4 Required capital in Ireland has reduced following the sale of Aviva Life & Pensions Ireland Limited (ALPI) to Aviva UK Life & Pensions Limited (UKLAP).
5 This is the aggregate required capital for in force business in Spain. A higher percentage at HY14 reflects the economic environment at the time.
6 This is the aggregate required capital level for in force business in Italy. A higher percentage in the current period reflects changes to the economic capital methodology implemented at FY14.
7 Required capital in Singapore reduced during 2014 following a local regulatory change to the capital reporting basis.

The main rate of UK Corporation tax reduced from 21% to 20% at 1 April 2015. This change was considered a known future change for MCEV purposes from 2013 onwards and therefore was already reflected in the opening and closing balances for both the current and comparative periods.
      As announced in the Summer Budget on 8 July 2015, the UK corporation tax rate is expected to reduce from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020. As this was not a known future change at the balance sheet date the potential impact of the rate reductions is not reflected in the Group's MCEV net assets at 30 June 2015.
      In France, the long-term tax rate of 34.43% was temporarily increased to 38% in 2013 and this increase was renewed during 2014. The French government also announced that this temporary increase would remain in force during 2015. The impact of this was to reduce the closing MCEV at 31 December 2014 by £13 million (net of tax and minority interests). There has been no change to the long-term tax rate assumption.
      There has been a reduction to the corporation tax rate in Spain, from 30% in 2014 to 28% for 2015 and 25% for 2016 onwards. From 31 December 2014, this reduction was considered a known future change for MCEV purposes and was reflected in the closing MCEV at 31 December 2014 with a positive impact of £8 million (net of tax and minority interests).
      In Italy, there was a reduction in the tax rate during the first half of 2014 from 34.3% to 33.7% which was reflected in the calculation of the MCEV results for the period ended 30 June 2014 with an impact of £2 million (net of tax and minority interests). The change was subsequently reversed in the second half of 2014 so that the closing tax rate at 31 December 2014 was 34.3%. At 30 June 2015 the tax rate remains 34.3%.
      During 2014 Aviva undertook a review to ensure that dividend withholding taxes across the territories in which it does business are consistently treated in its results. As a result, the MCEV of Aviva's Turkish joint venture business was adjusted at 30 June 2014 to reflect withholding tax of 15%, payable on distribution of profits to its Aviva Group UK shareholder, with an adverse impact of £(19) million net of tax and minority interest on the opening MCEV. Similarly, at 31 December 2014, the MCEV of Aviva's Chinese joint venture business was adjusted to reflect withholding tax of 5%, with an adverse impact of £(6) million net of tax and minority interest on the opening MCEV. The adjustments made to the opening MCEV were presented within economic variances in the comparative periods in note F4. Components of MCEV profit during 2014 and 2015 reflect the additional withholding tax due.

F2 - Principal assumptions continued
(j)  Exchange rates
The Group's principal life overseas operations during the period were located within the Eurozone, Poland and Singapore. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	30 June 2015	30 June 2014	Full Year 2014
Eurozone
Average rate (€1 equals)	£0.74	£0.82	£0.81
Period end rate (€1 equals)	£0.71	£0.80	£0.78
Poland
Average rate (PLN1 equals)	£0.18	£0.20	£0.19
Period end rate (PLN1 equals)	£0.17	£0.19	£0.18
Singapore
Average rate ($SGD1 equals)	£0.49	£0.47	£0.48
Period end rate ($SGD 1 equals)	£0.47	£0.47	£0.48

F3 - Development of MCEV
The tables below present the key life and pension MCEV results for 30 June 2015 on both a gross of tax and gross of non-controlling interest basis, and on a net of tax and net of non-controlling interest basis.

	6 months 2015 £m	Reviewed 6 months 2014 £m	Audited Full Year 2014 £m
Present value of new business premiums (gross of tax & non-controlling interests)	14,052	12,630	24,728
New business margins (gross of tax & non-controlling interests)	3.8%	3.5%	4.1%

Value of new business1	534	444	1,009
Expected returns	606	632	1,246
Experience variances	(41)	6	38
Operating assumption changes	21	109	448
Other operating variances	(149)	81	6
Operating earnings (gross of tax & non-controlling interests)	971	1,272	2,747

Economic variances	(240)	113	(152)
Other non-operating variances	(90)	(248)	(258)
Non-operating earnings (gross of tax & non-controlling interests)	(330)	(135)	(410)

1 The value of new business includes Eurovita, CxG and South Korea.

	6 months 2015 £m	Reviewed 6 months 2014 £m	Audited Full Year 2014 £m
Present value of new business premiums (net of tax & non-controlling interests)	13,183	11,008	22,504
New business margins (net of tax & non-controlling interests)	2.9%	2.8%	3.2%

Value of new business1	386	313	712
Expected returns	435	432	854
Experience variances	(38)	-	26
Operating assumption changes	17	87	353
Other operating variances	(81)	48	5
Operating earnings (net of tax & non-controlling interests)	719	880	1,950

Economic variances	(282)	4	(125)
Other non-operating variances	(71)	(196)	(206)
Non-operating earnings (net of tax & non-controlling interests)	(353)	(192)	(331)

1 The value of new business includes Eurovita, CxG and South Korea.

All commentary below is on a net of tax and net of non-controlling interest basis.

Profitability
Operating earnings for HY15 are £719 million (HY14: £880 million). These are offset by £(353) million (HY14: £(192) million) non-operating earnings to give total MCEV earnings of £366 million (HY14: £688 million).

New Business
VNB has increased 23% to £386 million (HY14: £313 million), primarily driven by strong performances in the UK, Italy and Asia. Friends Life contributed a total of £19 million to VNB at HY15. In the UK, the increase in VNB mainly reflects higher margins on pension and health business, together with increased sales of bulk purchase annuities and equity release products. This increase was partly offset by the lower level of individual annuity volumes compared to the prior period following the announcements made in the 2014 UK budget.
In Italy, increased VNB was mainly driven by higher margins on with-profits products following management actions to reduce the cost of guarantees, together with an improved mix on protection business. VNB in France has fallen, mostly due to lower margins on with-profits business as lower risk-free rates have increased the cost of guarantees, although this was partly offset by volume growth on protection business. In Poland, VNB has fallen as the prior period benefitted from a £6 million one-off from regulatory pension changes in Lithuania. Excluding this, Polish VNB benefitted from increased sales of higher margin protection business. In Spain, the decrease in VNB is mainly driven by reduced sales of with-profits business following management actions to reduce guarantees available and reduced margins on such products following a fall in risk-free rates. The decline in VNB in Turkey was mostly the result of a reduction in our share of the business following the partial IPO, partly offset by higher sales of pension products.
In Asia, increases in VNB reflect a continued focus on sales of protection products in China and Singapore as well as retail health business in Singapore.

F3 - Development of MCEV continued
Expected Return
The total expected return was £435 million (HY14: £432 million). Expected return for existing business was £374 million (HY14: £363 million) and expected return on shareholder net worth was £61 million (HY14: £69 million). The increase from HY14 was driven by the UK, partially offset by a reduction in the European businesses. In the UK, this increase was principally due to the acquisition of Friends UK. In France, the reduction in expected return was due to a lower opening MCEV at the start of 2015 compared to the start of 2014, driven by the negative impact of falling risk-free rates on the costs of guarantees. In Poland, Spain and Italy, falling risk-free rates and narrowing bond spreads led to a reduction in IDR at the end of 2014 and therefore a reduction in expected return in HY15 compared to HY14. In Italy this has been offset by an increase in Aviva's share of ownership of the business at the end of 2014, and the inclusion of previously unmodelled business.

Experience Variances
Experience variances of £(38) million (HY14: £nil) are driven by negative variances in the UK, partially offset by small positive variances in Europe. In the UK, negative variances are driven by project costs related to development of systems and processes, a reduction in margin on a number of healthcare scheme renewals, adverse experience variances on commission and the adverse impact of a number of model refinements. This is partially offset by positive lapse, maintenance expense and mortality variances. The positive variances in Europe include favourable lapse experience in France.

Operating Assumption Changes
Operating assumption changes of £17 million (HY14: £87 million) mainly arise in the UK, as a result of reduced property rental charges in UK Life entities.

Other Operating Variances
Other operating variances of £(81) million (HY14: £48 million) include the adverse impact in France of a modelling change to allow for policyholder actions to transfer funds between unit-linked and with-profits contracts. This was partially offset by a number of management actions in Ireland to align bases and methodology following the Part VII transfer of the Irish business into UKLAP. Positive variances in Asia are primarily a result of a local statutory reserving methodology change, partly offset by cessation of a quota share reinsurance arrangement in Singapore, and the inclusion of Singapore's retail fund management business as covered business in 2015.

Non-operating earnings
Non-operating earnings in the period were £(353) million (HY14: £(192) million).
Economic variances of £(282) million (HY14: £4 million), are primarily due to negative variances in the UK, partially offset by positive variances in France. In the UK, there is an adverse impact from increased risk-free rates and widening corporate bond and mortgage spreads on annuity business, as well as the adverse impact of refinements to the model used to value the equity release business. The positive impact in France is due to an increase in risk-free rates and falling swaption volatilities resulting in a reduction in the cost of guarantees. France also benefits from a strong equity performance increasing future fees on unit-linked business, and the economic assumption change to adjust the split between the income and capital component of equity returns (see note F2(g) for further details).
Other non-operating variances were £(71) million (HY14: £(196) million), mainly reflecting integration costs following the acquisition of Friends Life and the costs associated with the Group's Solvency II programme. At HY14, other non-operating variances included the impact of pension legislation changes in the UK and Poland, resulting in lower future management fees on UK business, and the reduction of future pension contributions in Poland.

Total Life MCEV
The life covered MCEV is £19,093 million, an increase of £3,819 million in the period from the opening MCEV of £15,274 million. This movement comprises of operating earnings of £719 million in the year, economic variances of £(282) million and other non-operating variances of £(71) million, resulting in total MCEV earnings of £366 million. Dividend and capital flows from covered business reduce MCEV by £640 million. The increase in acquired/divested business of £4,655 million is primarily due to the acquisition of Friends Life on 10 April 2015. Exchange rate impacts also reduced closing MCEV by £562 million.

F4 - Geographical analysis of life MCEV operating earnings
The table below presents the components of the life and pensions MCEV earnings. The components of operating profit are calculated using economic assumptions as at the start of the year (in-force business) or start of the quarter or more frequently (new business) and operating (demographic and expenses) assumptions as at the end of the period.

Net of tax and non-controlling interests 6 months 2015	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	208	111	62	5	386
Earnings from existing business
- expected existing business contribution (reference rate)	66	29	8	1	104
- expected existing business contribution (in excess of reference rate)	161	96	12	1	270
	227	125	20	2	374
Experience variances
- maintenance expense	8	(1)	(1)	1	7
- project and other related expenses	(26)	-	(3)	-	(29)
- mortality/morbidity	6	2	-	-	8
- lapses	12	4	(5)	-	11
- other	(52)	9	7	1	(35)
	(52)	14	(2)	2	(38)
Operating assumption changes:
- maintenance expense	18	-	-	-	18
- project and other related expenses	-	-	-	-	-
- mortality/morbidity	-	-	-	-	-
- lapses	-	-	1	-	1
- other	-	-	(2)	-	(2)
	18	-	(1)	-	17
Expected return on shareholders' net worth	32	23	6	-	61
Other operating variances	29	(145)	35	-	(81)
Operating earnings after tax and non-controlling interests	462	128	120	9	719
Economic variances					(282)
Other non-operating variances					(71)
Earnings after tax and non-controlling interests					366

Please refer to F3 for analysis of the components of MCEV earnings

F4 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 6 months 2014	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	147	112	53	1	313
Earnings from existing business
- expected existing business contribution (reference rate)	73	44	8	-	125
- expected existing business contribution (in excess of reference rate)	123	105	10	-	238
	196	149	18	-	363
Experience variances
- maintenance expense	9	2	(1)	-	10
- project and other related expenses1	(23)	-	-	-	(23)
- mortality/morbidity	(7)	3	(2)	-	(6)
- lapses	(13)	2	-	-	(11)
- other 2	27	1	3	(1)	30
	(7)	8	-	(1)	-
Operating assumption changes:
- maintenance expenses3	80	5	2	-	87
- project and other related expenses	-	-	-	-	-
- mortality/morbidity	-	1	-	-	1
- lapses	-	3	-	-	3
- other	(4)	-	-	-	(4)
	76	9	2	-	87
Expected return on shareholders' net worth	28	36	4	1	69
Other operating variances4	(3)	34	17	-	48
Operating earnings after tax and non-controlling interests	437	348	94	1	880
Economic variances5					4
Other non-operating variances6					(196)
Earnings after tax and non-controlling interests					688

  1    Within the UK, project and other related expenses reflect higher than expected expenditure on development of systems and processes.
  2    There are a number of items impacting other experience variances in the UK, most notably a reduction in reserves arising from a review of systems and processes.
  3    Positive maintenance expense operating assumption changes in the UK are driven by continuing restructuring and process improvements, reducing the current and long-term cost base.
  4    Other operating variances include management actions taken to change terms and conditions on some of Asia's healthcare business in Singapore. In Europe, other operating variances are driven by prior period adjustments in France.
  5    Economic variances, driven by overall favourable impacts in the Eurozone and Poland offset by negative impacts in Asia, and to a lesser extent, UK.

6    Other non-operating variances are driven by the impact of pension legislation changes in both the UK and Poland, resulting in lower future management charges levied on UK auto-enrolment pension funds, and a reduction in expected future pension contributions in Poland.

F4 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests Full Year 2014	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	386	217	101	8	712
Earnings from existing business
- expected existing business contribution (reference rate)	114	81	16	2	213
- expected existing business contribution (in excess of reference rate)	275	218	14	3	510
	389	299	30	5	723
Experience variances
- maintenance expense	9	(3)	(2)	(3)	1
- project and other related expenses1	(81)	(1)	(1)	-	(83)
- mortality/morbidity	(12)	1	1	-	(10)
- lapses	(24)	26	(1)	1	2
- other2	91	18	5	2	116
	(17)	41	2	-	26
Operating assumption changes:
- maintenance expenses3	110	38	(6)	-	142
- project and other related expenses	(33)	-	-	-	(33)
- mortality/morbidity4	158	4	12	-	174
- lapses	(26)	17	(5)	11	(3)
- other5	71	-	2	-	73
	280	59	3	11	353
Expected return on shareholders' net worth	60	62	9	-	131
Other operating variances6	(76)	(15)	50	46	5
Operating earnings after tax and non-controlling interests	1,022	663	195	70	1,950
Economic variances7					(125)
Other non-operating variances8					(206)
Earnings after tax and non-controlling interests					1,619

   1    Within the UK, project and other related expenses reflect higher than expected expenditure on development of systems and processes.

2    Other experience variances in the UK are most notably due to the impact of changes to the pattern of required capital releases as a result of capital management transactions and a reduction in reserves arising from improvements to valuation data.

3    Maintenance expense operating assumption changes in the UK are driven by continuing restructuring and process improvements reducing the current and long-term cost base. In Europe the positive impact of expense assumption changes relate to all territories.

  4    In the UK, mortality/morbidity assumption changes primarily relate to annuitant mortality assumption changes.

5    Other assumption changes in the UK include the impact of including age related premium increases on healthcare business and the impact of increased annual management charges following enhancements to unitised with profit asset shares in NWPSF.

6    Other operating variances include management actions taken to change terms and conditions on some of Asia's healthcare business in Singapore, as well as the impact of refinements to the CNHR calculation in Singapore. There is an impact from prior period adjustments in Aviva Investors (reported in the 'Other' operating segment). In the UK, this partly reflects the impact on frictional costs of capital restrictions as a result of two reinsurance transactions undertaken in 2014.

7    Economic variances are materially driven by negative variances in France and Asia partly offset by positive variances in the UK, Spain and Poland. In particular in France there is a significant adverse impact, partly mitigated by a number of economic assumption changes (see note F2(g) for further details).

8    Other non-operating variances are primarily driven by the impact of pension legislation changes in the UK, resulting in lower future management charges levied on auto-enrolment pension funds, and the extension of the temporary corporate tax rate to 2015 in France.

F5 - Analysis of life and pension earnings
The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories.

Net of tax and non-controlling interests 6 months 2015	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	1,918	7,450	5,906	15,274
Opening Adjustments	-	-	-	-
Adjusted Opening MCEV	1,918	7,450	5,906	15,274
New business value	(243)	147	482	386
Expected existing business contribution (reference rate)	-	-	104	104
Expected existing business contribution (in excess of reference rate)	-	-	270	270
Expected return on shareholders' net worth	11	50	-	61
Transfers from VIF and required capital to the free surplus	699	(184)	(515)	-
Experience variances2	(32)	(61)	55	(38)
Assumption changes3	23	-	(6)	17
Other operating variances4	221	(104)	(198)	(81)
	212	(165)	(149)	(102)
Operating MCEV earnings	679	(152)	192	719
Economic variances5	296	110	(688)	(282)
Other non-operating variances6	(140)	70	(1)	(71)
Total MCEV earnings	835	28	(497)	366
Capital & dividend flows7	(640)	-	-	(640)
Foreign exchange variances	(61)	(252)	(249)	(562)
Acquired/divested business8	(110)	1,098	3,667	4,655
Closing MCEV	1,942	8,324	8,827	19,093

      1    Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margin.

2    Experience variances include the impact of negative variances in the UK, driven by project costs related to development of systems and processes, and a reduction in margin on a number of healthcare scheme renewals.

3 Assumption changes primarily relate to maintenance expense assumption changes in the UK.

4    Other operating variances include the negative impact of a model change in France to allow for policyholder actions to transfer funds between unit-linked and with-profits business, and the impact of management actions relating to alignment of bases and methodology following the Part VII transfer of ALPI to UKLAP.

5    The reduction in VIF is primarily driven by the UK due to the adverse impact of increased risk-free rates and widening mortgage and corporate bond spreads on the annuity book, and the impact of equity release model refinements. This is partially offset by France, where increased risk-free rates and falling swaption volatilities have reduced the cost of guarantees and where strong equity performance has increased future charges on unit-linked business and the economic assumption change to adjust the split between the income and capital component of equity returns.

6    Other non-operating variances includes the impact of an increase in the Solvency I capital in the UK following restrictions to pension charges in response to the announcement by the Department of Work and Pensions in 2014. This results in a transfer from free surplus to required capital. The reduction in free surplus also includes integration costs in Friends UK.

7    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force.

Since the 'look-through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.
8 Acquired/divested business is principally due to the acquisition of the Friends Life business on 10 April 2015, as set out in note F1 - basis of preparation.

Net of tax and non-controlling interests 6 months 2014	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	2,310	6,551	6,129	14,990
Opening Adjustments2	125	107	534	766
Adjusted Opening MCEV	2,435	6,658	6,663	15,756
New business value	(237)	58	492	313
Expected existing business contribution (reference rate)	-	-	125	125
Expected existing business contribution (in excess of reference rate)	-	-	238	238
Expected return on shareholders' net worth	21	48	-	69
Transfers from VIF and required capital to the free surplus	647	(115)	(532)	-
Experience variances	(48)	(11)	59	-
Assumption changes3	87	(3)	3	87
Other operating variances4	73	1,049	(1,074)	48
	112	1,035	(1,012)	135
Operating MCEV earnings5	543	1,026	(689)	880
Economic variances	(4)	45	(37)	4
Other non-operating variances6	(10)	-	(186)	(196)
Total MCEV earnings	529	1,071	(912)	688
Capital & dividend flows7	(818)	-	-	(818)
Foreign exchange variances	(28)	(122)	(131)	(281)
Acquired/divested business8	31	(194)	127	(36)
Closing MCEV	2,149	7,413	5,747	15,309

 1    Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margin.
 2    Represents restatement of opening 2014 MCEV relating to a reassessment of liquidity premium and extension in scope of covered business.
 3    Assumption changes include maintenance expense assumption changes in the UK, driven by continuing restructuring and process improvements, reducing the current and long-term cost base.
 4    Other operating variances include prior period adjustments in France. The large reduction in VIF and offsetting increase in required capital is a result of capital transactions in the UK.

5    An internal reinsurance arrangement was undertaken in the first half of 2014 to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited which had an adverse impact on Group MCEV free surplus of £105 million. On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management action.

 6    Other non-operating variances include pensions legislation changes in UK and Poland and a change in tax rate in Italy.
 7    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the 'look-through' into services companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.
 8    Acquired/divested business includes any adjustment for held for sale operations and disposal of Eurovita and Korea.

F5 - Analysis of life and pension earnings continued

Net of tax and non-controlling interests Full Year 2014	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	2,310	6,551	6,129	14,990
Opening Adjustments2	125	107	534	766
Adjusted Opening MCEV	2,435	6,658	6,663	15,756
New business value	(350)	297	765	712
Expected existing business contribution (reference rate)	-	-	213	213
Expected existing business contribution (in excess of reference rate)	-	-	510	510
Expected return on shareholders' net worth	46	85	-	131
Transfers from VIF and required capital to the free surplus	1,221	(267)	(954)	-
Experience variances	(11)	(78)	115	26
Assumption changes3	223	(66)	196	353
Other operating variances4	32	1,152	(1,179)	5
	244	1,008	(868)	384
Operating MCEV earnings5	1,161	1,123	(334)	1,950
Economic variances6	37	(24)	(138)	(125)
Other non-operating variances7	(32)	-	(174)	(206)
Total MCEV earnings	1,166	1,099	(646)	1,619
Capital & dividend flows8	(1,116)	-	-	(1,116)
Foreign exchange variance	(48)	(206)	(214)	(468)
Acquired/divested business9	(519)	(101)	103	(517)
Closing MCEV	1,918	7,450	5,906	15,274

   1    Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margin.
   2    Represents restatement of opening 2014 MCEV relating to a reassessment of liquidity premium and extension in scope of covered business.
   3    Assumption changes include annuitant mortality and maintenance expense assumption changes in the UK.

4    Other operating variances are driven by prior period adjustments in Aviva Investors, UK and France and management actions taken to change terms and conditions on some of Asia's healthcare business in Singapore, as well as refinements to the CNHR calculation in Singapore. The large reduction in VIF and offsetting increase in required capital is a result of capital transactions in the UK.

5    Two internal reinsurance arrangements were undertaken in 2014. The first to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited and the second to reinsure 10% of UK Annuity business to UKLAP. These transactions had an adverse impact on Group MCEV free surplus of £204 million in total. On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from operating capital generation to reflect the economic substance of the management actions.

6    The reduction in VIF is primarily driven by France, where falling interest rates and increased swaption volatilities have increased the cost of guarantees, mitigated to some extent by a number of economic assumption changes (see F2 (g) for further details).

   7    Other non-operating variances include the impact of the Department for Work and Pensions announcement in the UK (see F2 for further information) and the temporary increase in the corporation tax rate in France.

8    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the 'look-through' into the service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

9    A decrease of £490 million is due to the sale of ALPI to UKLAP - see F1 - Basis of preparation. This line also includes the sale of Eurovita and the decrease in minority interest holding in Italy, the sale of CxG in Spain, a reduction in Aviva's share of Poland Pensions business, and the sale of Woori Aviva Life in South Korea.

F6 - Segmental analysis of life and related business embedded value
The required capital across our life businesses varies between 100% and 200% of EU minimum or equivalent (100% to 200% at HY14). The weighted average level of required capital for our life businesses expressed as a percentage of the EU minimum (or equivalent) solvency margin has increased to 125% (HY14: 109%), mainly due to the acquisition of Friends Life. These levels of required capital are used in the calculation of the Group's embedded value to evaluate the cost of locked in capital. At 30 June 2015 the aggregate regulatory requirements based on the EU minimum test amounted to £6.7 billion (HY14: £6.8 billion). At this date, the actual net worth held in our long term business was £10.3 billion (HY14: £9.6 billion) which represents 153% (HY14: 142%) of these minimum requirements.

Net of tax and non-controlling interests 30 June 2015	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom & Ireland2	1,250	5,490	5,150	11,890
France3	170	1,970	1,137	3,277
Poland	113	97	863	1,073
Italy	23	403	199	625
Spain	66	104	138	308
Other Europe	2	11	96	109
Europe	374	2,585	2,433	5,392
Asia4	286	226	1,127	1,639
Other	32	23	117	172
Total	1,942	8,324	8,827	19,093

1    Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2    The increase in all components of MCEV in the UK & Ireland since FY14 is primarily due to the impact of the acquisition of Friends UK, as set out in F1 - Basis of preparation.
3    The increase in VIF in France since FY14 is driven by the reduction in cost of guarantees as a result of increased risk-free rates and reduced swaption volatilities, plus the benefit of equity outperformance on unit-linked business and an economic assumption change to adjust the split between the income and capital component of equity returns (see note F2(g) for further details).
4    In Asia, the increase in VIF since FY14 primarily relates to the acquisition of FPI, as set out in F1 - Basis of preparation.

Net of tax and non-controlling interests 30 June 2014	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom & Ireland2	1,459	4,476	2,486	8,421
France	146	2,152	1,284	3,582
Poland	176	107	896	1,179
Italy	148	248	213	609
Spain3	35	194	178	407
Other Europe	4	13	114	131
Europe	509	2,714	2,685	5,908
Asia	156	213	527	896
Other	25	10	49	84
Total	2,149	7,413	5,747	15,309

   1    Required capital is shown net of implicit items permitted by local regulators to cover solvency margins.

2    An internal reinsurance arrangement was undertaken in the first half of 2014 to reinsure an additional 10% of the UK Annuity business to Aviva International Insurance Limited which has had an adverse impact on Group MCEV free surplus of £105 million. On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management action.

   3    Required capital in Spain reflects the current economic environment and is in excess of regulatory requirements.

Net of tax and non-controlling interests 31 December 2014	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom & Ireland2	1,079	4,527	2,743	8,349
France	250	2,118	976	3,344
Poland	152	102	946	1,200
Italy	127	348	248	723
Spain	49	117	153	319
Other Europe	5	12	103	120
Europe	583	2,697	2,426	5,706
Asia	235	203	624	1,062
Other	21	23	113	157
Total	1,918	7,450	5,906	15,274

  1    Required capital is shown net of implicit items permitted by local regulators to cover solvency margins.

2    Two internal reinsurance arrangements were undertaken in 2014. The first to reinsure an additional 10% of the UK Annuity business to Aviva International Insurance Limited and the second to reinsure 10% of UK Annuity business to UKLAP. These transactions had an adverse impact on Group MCEV free surplus of £204 million in total. On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management actions.

F7 - Present value of life new business premiums
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, gross of tax and non-controlling interests. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale.
      The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate the value of new business, so the components of the new business margin are on a consistent basis.
      The weighted average capitalisation factor (WACF) is the multiple of the annualised regular premium which gives the present value at point of sale of the regular premiums. For most businesses this has increased in the period, as the fall in risk-free rates has increased the discounted value of regular premiums.

Gross of tax and non-controlling interests 6 months 2015	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom1	633	5.5	3,462	3,609	7,071
Ireland	12	6.4	77	193	270
United Kingdom & Ireland	645	5.5	3,539	3,802	7,341
France	45	9.1	409	2,144	2,553
Poland2	20	7.5	149	69	218
Italy	7	6.7	47	1,069	1,116
Spain	17	6.4	108	255	363
Other Europe	51	4.0	203	48	251
Europe	140	6.5	916	3,585	4,501
Asia3	155	6.7	1,035	414	1,449
Other	-	-	-	761	761
Total life and pensions	940	5.8	5,490	8,562	14,052

1    United Kingdom includes Friends UK from 10 April 2015.
2    The Poland WACF has decreased due to reduced sales of pensions business in Lithuania, which has a longer duration.
3    Asia includes FPI from 10 April 2015.

Gross of tax and non-controlling interests 6 months 2014	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	499	5.0	2,513	3,539	6,052
Ireland	13	5.2	67	129	196
United Kingdom & Ireland	512	5.0	2,580	3,668	6,248
France	47	8.1	383	2,044	2,427
Poland	29	9.5	275	57	332
Italy	30	5.3	160	1,449	1,609
Spain	22	5.6	123	439	562
Other Europe	54	3.7	201	30	231
Europe	182	6.3	1,142	4,019	5,161
Asia	133	6.0	796	168	964
Other	-	-	-	257	257
Total life and pensions	827	5.5	4,518	8,112	12,630

Gross of tax and non-controlling interests Full Year 2014	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	946	5.4	5,108	6,901	12,009
Ireland	26	5.7	149	286	435
United Kingdom & Ireland	972	5.4	5,257	7,187	12,444
France	87	8.1	709	3,924	4,633
Poland	50	8.7	435	138	573
Italy	41	5.7	232	2,410	2,642
Spain	40	6.1	245	864	1,109
Other Europe	111	3.8	421	74	495
Europe	329	6.2	2,042	7,410	9,452
Asia	248	6.4	1,584	367	1,951
Other	-	-	-	881	881
Total life and pensions	1,549	5.7	8,883	15,845	24,728

F8 - Geographical analysis of value of new business
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, the value of the new business and the resulting margin, firstly gross and then net of tax and non-controlling interests. The value generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business, including expected profit between point of sale and the valuation date. It reflects the additional value to shareholders created through the activity of writing new business including the impacts of interactions between in force and new business. The value of new business has been calculated using economic assumptions at the point of sale which has been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The operating assumptions are consistent with those used to determine the embedded value. The value of new business is shown after the effect of the frictional costs of holding required capital, and after the effect of the costs of residual non-hedgeable risks on the same basis as for the in-force covered business.

	Present value of new business premiums			Value of new business			New business margin
Gross of tax and non-controlling interests	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m	6 months 2015%	6 months 2014%	Full Year 2014%
United Kingdom1	7,071	6,052	12,009	253	177	473	3.6%	2.9%	3.9%
Ireland	270	196	435	7	6	9	2.6%	3.1%	2.1%
United Kingdom & Ireland	7,341	6,248	12,444	260	183	482	3.5%	2.9%	3.9%
France	2,553	2,427	4,633	98	110	205	3.8%	4.5%	4.4%
Poland	218	332	573	30	34	64	13.8%	10.2%	11.2%
Italy	1,116	1,609	2,642	39	17	54	3.5%	1.1%	2.0%
Spain	363	562	1,109	13	18	38	3.6%	3.2%	3.4%
Other Europe	251	231	495	12	14	30	4.8%	6.1%	6.1%
Europe	4,501	5,161	9,452	192	193	391	4.3%	3.7%	4.1%
Asia2	1,449	964	1,951	76	66	127	5.2%	6.8%	6.5%
Other	761	257	881	6	2	9	0.8%	0.8%	1.0%
Total life and pensions	14,052	12,630	24,728	534	444	1,009	3.8%	3.5%	4.1%

1    United Kingdom includes Friends UK from 10 April 2015.
2    Asia includes FPI from 10 April 2015.

	Present value of new business premiums			Value of new business			New business margin
Net of tax and non-controlling interests	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m	6 months 2015%	6 months 2014%	Full Year 2014%
United Kingdom1	7,071	6,052	12,009	202	141	379	2.9%	2.3%	3.2%
Ireland	270	196	435	6	6	7	2.2%	3.1%	1.6%
United Kingdom & Ireland	7,341	6,248	12,444	208	147	386	2.8%	2.4%	3.1%
France	2,132	2,023	3,906	58	66	121	2.7%	3.3%	3.1%
Poland	198	300	515	22	25	47	11.1%	8.3%	9.1%
Italy	831	662	1,670	18	4	13	2.2%	0.6%	0.8%
Spain	220	323	642	3	6	12	1.4%	1.9%	1.9%
Other Europe	251	231	495	10	11	24	4.0%	4.8%	4.8%
Europe	3,632	3,539	7,228	111	112	217	3.1%	3.2%	3.0%
Asia2	1,449	964	1,951	62	53	101	4.3%	5.5%	5.2%
Other	761	257	881	5	1	8	0.7%	0.4%	0.9%
Total life and pensions	13,183	11,008	22,504	386	313	712	2.9%	2.8%	3.2%

1    United Kingdom includes Friends UK from 10 April 2015.
2    Asia includes FPI from 10 April 2015.

F9 - Risk allowance within present value of in-force (VIF)
Within the VIF, there are additional allowances for risks not included within the present value of future profits calculation.

Net of non-controlling interests 30 June 2015	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom & Ireland	6,480	(322)	(853)	(155)	5,150
France	2,276	(91)	(175)	(873)	1,137
Poland	1,026	(6)	(106)	(51)	863
Italy	249	(11)	(11)	(28)	199
Spain	166	(1)	(17)	(10)	138
Other Europe	98	(1)	(1)	-	96
Europe	3,815	(110)	(310)	(962)	2,433
Asia	1,300	(34)	(115)	(24)	1,127
Other	120	-	(3)	-	117
Total	11,715	(466)	(1,281)	(1,141)	8,827

Total risk allowances have increased compared to FY14:
• Frictional costs have increased by £88 million principally driven by the UK following the acquisition of the Friends UK business. There is also an increase across most of the European businesses, as increased risk-free rates increase the cost of tax on investment income.
• The allowance for the cost of non-hedgeable risks has increased by £354 million, mainly due to the impact of the acquisition of Friends Life on the UK and Asia operating segments.
• The Time Value of Options and Guarantees has fallen by £205 million primarily due to the decrease in the future potential cost of guarantees in France as a result of increased risk-free rates and reduced swaption volatilities. In the UK, the increase is primarily due to the acquisition of the Friends UK business.

Net of non-controlling interests 30 June 2014	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom & Ireland	3,460	(385)	(510)	(79)	2,486
France	2,391	(106)	(219)	(782)	1,284
Poland	1,043	(8)	(88)	(51)	896
Italy	246	(8)	(7)	(18)	213
Spain	214	(7)	(25)	(4)	178
Other Europe	117	(2)	(1)	-	114
Europe	4,011	(131)	(340)	(855)	2,685
Asia	649	(29)	(79)	(14)	527
Other	50	-	(1)	-	49
Total	8,170	(545)	(930)	(948)	5,747

Net of non-controlling interests 31 December 2014	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom & Ireland	3,650	(254)	(528)	(125)	2,743
France	2,350	(80)	(189)	(1,105)	976
Poland	1,118	(5)	(115)	(52)	946
Italy	301	(7)	(9)	(37)	248
Spain	179	(2)	(20)	(4)	153
Other Europe	106	(1)	(2)	-	103
Europe	4,054	(95)	(335)	(1,198)	2,426
Asia	737	(29)	(61)	(23)	624
Other	116	-	(3)	-	113
Total	8,557	(378)	(927)	(1,346)	5,906

F10 - Sensitivity analysis
(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
• 10 basis point increase in the liquidity premium adjustment, where applicable;
• one percentage point increase and decrease in the risk-free rate with a floor of 0%, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
• 10% increase and decrease in market values of equity and property assets;
• 25% multiplicative increase in equity, property and swaption volatilities;
• 50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
• decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
      For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
      In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
      The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Own sovereign debt is excluded from credit spread sensitivities.
      Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios.

Life and related business embedded value

			Interest rates
30 June 2015 Embedded value (net of non-controlling interests)	As reported in F6 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	25% increase in swaption implied volatilities £m
United Kingdom & Ireland	11,890	510	(400)	385	-
France	3,277	70	45	(505)	(230)
Poland, Italy, Spain and Other Europe	2,115	5	(45)	50	(15)
Asia and Other	1,811	-	45	(65)	-
Total	19,093	585	(355)	(135)	(245)

		Equity/property			Credit spread
30 June 2015 Embedded value (net of non-controlling interests)	As reported in F6 £m	10% increase in market values £m	10% decrease in market values £m	25% increase in volatility £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	11,890	370	(375)	(130)	(1,730)	1,865	50
France	3,277	255	(265)	(205)	(55)	55	10
Poland, Italy, Spain and Other Europe	2,115	40	(40)	(20)	(10)	20	-
Asia and Other	1,811	55	(55)	-	(20)	20	15
Total	19,093	720	(735)	(355)	(1,815)	1,960	75

F10 - Sensitivity analysis continued
New business

			Interest rates
30 June 2015 Value of new business (net of tax and non-controlling interests)	As reported in F8 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	25% increase in swaption implied volatilities £m
United Kingdom & Ireland	208	8	(6)	7	-
France	58	-	6	(12)	(2)
Poland, Italy, Spain and Other Europe	53	-	(2)	1	-
Asia and Other	67	-	6	(9)	-
Total	386	8	4	(13)	(2)

		Equity/property			Credit spread
30 June 2015 Value of new business (net of tax and non-controlling interests)	As reported in F8 £m	10% increase in market values £m	10% decrease in market values £m	25% increase in volatility £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	208	-	-	-	(26)	28	1
France	58	4	(3)	(2)	-	-	-
Poland, Italy, Spain and Other Europe	53	-	-	-	-	-	-
Asia and Other	67	-	-	-	-	-	1
Total	386	4	(3)	(2)	(26)	28	2

(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:
• 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;
• 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
• 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

Life and related business embedded value

30 June 2015 Embedded value (net of non-controlling interests)	As reported in F6 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	11,890	340	225	255	(585)
France	3,277	95	20	25	(30)
Poland, Italy, Spain and Other Europe	2,115	35	70	20	(5)
Asia and Other	1,811	75	60	55	-
Total	19,093	545	375	355	(620)

New Business

30 June 2015 Value of new business (net of tax and non-controlling interests)	As reported in F8 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	208	14	14	19	(10)
France	58	2	2	1	-
Poland, Italy, Spain and Other Europe	53	3	5	1	-
Asia and Other	67	4	4	3	-
Total	386	23	25	24	(10)

Directors' responsibility statement

Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis
When compliance with the European Insurance CFO Forum Market Consistent Embedded Value Principles (MCEV Principles), published in October 2009, is stated, those principles require the directors to prepare supplementary information in accordance with the methodology contained in the MCEV Principles and to disclose and explain any non-compliance with the guidance included in the MCEV Principles.
      In preparing this supplementary information, the directors have done so in accordance with these MCEV Principles and have also complied with the guidance as set out in the Basis of Preparation. Specifically the directors have:
• determined assumptions on a realistic basis, having regard to past, current and expected future experience and to relevant external data, and then applied them consistently;
• made estimates that are reasonable and consistent; and,
• provided additional disclosures when compliance with the specific requirements of the MCEV Principles is insufficient to enable users to understand the impact of particular transactions, other events and conditions and the Group's financial position and financial performance.

Information on the current directors responsible for providing this statement can be found on the Company's website
http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board on 5 August 2015

Mark Wilson                                         Thomas D. Stoddard
Group chief executive officer              Chief financial officer

Independent review report to Aviva plc

Independent review report to Aviva plc - MCEV

Report on the consolidated MCEV financial statements

Our conclusion
We have reviewed the consolidated MCEV financial statements, defined below, in the half year report of Aviva Plc ("the half year report") for the six months ended 30 June 2015. Based on our review, nothing has come to our attention that causes us to believe that the consolidated MCEV financial statements are not prepared, in all material respects, in accordance with the European Insurance CFO Forum MCEV Principles issued in June 2008 and as amended in October 2009 ("CFO Forum Principles") and the Basis of Preparation set out on pages 118 to 123.
      This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed
The consolidated MCEV financial statements, which are prepared by Aviva plc, comprise:
• the reconciliation of IFRS total equity to Life MCEV as at 30 June 2015;

• the reconciliation of IFRS total equity to Life MCEV net worth as at 30 June 2015;

• the group MCEV analysis of earnings for the six months ended 30 June 2015; and

• the explanatory notes to the consolidated MCEV financial statements.

We have reported separately on the condensed consolidated financial statements of Aviva plc prepared on an IFRS basis for the six months ended 30 June 2015. The information contained in the consolidated MCEV financial statements should be read in conjunction with the condensed consolidated financial statements prepared on an IFRS basis, included within the half year report.
      The consolidated MCEV financial statements included in the half year report have been prepared in accordance with the CFO Forum Principles and the Basis of Preparation set out on pages 118 to 123.

What a review of consolidated MCEV financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
      A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
      We have read the other information contained in the half year report of Aviva plc for the six months ended 30 June 2015 and considered whether it contains any apparent misstatements or material inconsistencies with the information in the consolidated MCEV financial statements.

Responsibilities for the consolidated MCEV financial statements and the review

Our responsibilities and those of the directors
The half year report, including the consolidated MCEV financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority, and for preparing the consolidated MCEV financial statements in accordance with the CFO Forum Principles and the Basis of Preparation set out on pages 118 to 123.

Our responsibility is to express to the company a conclusion on the consolidated MCEV financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the CFO Forum Principles and the Basis of Preparation set out on pages 118 to 123 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
5 August 2015

Notes:
(a)    The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
(b)   Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Other information

In this section	Page
Other information
Glossary	148
Shareholder services	152

Glossary

Product definitions
Annuity
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement. Annuities may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.

Critical illness cover
Pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

Equity Release
Equity Release Mortgages allow a homeowner to receive a lump sum in return for a mortgage secured on their house. No interest is payable on the loan; instead, interest is rolled-up on the loan and the loan and accrued interest are repayable at redemption (upon death or moving into long term care).

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.

Group pension
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Health insurance
Provides cover against loss from illness or bodily injury. Can pay for medicine, visits to the doctor, hospital stays, other medical expenses and loss of earnings, depending on the conditions covered and the benefits and choices of treatment available on the policy.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

Individual savings account (ISAs)
Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.
Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Open ended investment company (OEIC)
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Pension
A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pension
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

Collective investment scheme (SICAVs)
This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Whole life
A protection policy that remains in force for the insured's whole life; a lump sum will be paid out on death. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

General terms
Annual premium equivalent (APE)
Used as a measure of annual sales, taking the annual premium of regular premium contract plus 10% of single premium contract.

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance/Affinity
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Cash remittances
Amounts paid by our operating businesses to the Group, comprising dividends and interest on internal loans.

Combined operating ratio (COR)
General insurance COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Conduct Authority (FCA)
Is one of the two bodies (along with the PRA) which replaced the Financial Services Authority from the 1 April 2013. The FCA is a company limited by guarantee and is independent of the Bank of England. It is responsible for the conduct business regulation of all firms (including those firms subject to prudential regulation by the PRA) and the prudential regulation of firms not regulated by the PRA. The FCA has three statutory objectives: securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the UK financial system and promoting effective competition in the interests of consumers.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

Independent Financial Advisers (IFAs)
A person or organisation, authorised under the FCA, to give independent advice on financial matters.

Internal Rate of Return (IRR)
A discount rate used to measure profitability. The rate used is that which will bring a series of cash flows to a net present value of nil.

International financial reporting standards (IFRS)
These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

New business strain (NBS)
The name given to an initial impact on shareholders' net assets when an insurance contract is sold. This "strain" arises because, in addition to meeting costs associated with the sale of contracts, insurance companies must meet capital and reserving requirements at the outset of a contract that are often significantly higher than the premiums received.

Operating expenses
The day-to-day expenses involved in running a business, such as sales and administration, as opposed to production costs.

Operating expense ratio
The Group operating expense ratio is calculated as the Group's operating expenses expressed as a percentage of the Group's operating profit before Group debt costs and operating expenses.

Operating profit
This is a non-GAAP financial performance measure also referred to as adjusted operating profit or operating profit (IFRS basis). It is based on expected investment returns, and stated before tax and before non-operating items including impairment of goodwill, amortisation and impairment of acquired value of in-force business, exceptional and other items.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

Prudential Regulatory Authority (PRA)
Is one of the two bodies (along with the FCA) which replaced the Financial Services Authority from the 1 April 2013. The PRA is a part of the Bank of England and is responsible for the prudential regulation of deposit taking institutions, insurers and major investment firms. The PRA has two statutory objectives: to promote the safety and soundness of these firms and, specifically for insurers, to contribute to the securing of an appropriate degree of protection for policyholders.

Risk-adjusted returns
Adjusting profits earned and investment returns by how much risk is involved in producing that return or profit.

Solvency II
These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II becomes effective from 1 January 2016.

Total shareholder return
A measure of company performance based on the overall value to shareholders of their investment in a stock over a given period of time. Includes movement in the share price and dividends paid and reinvested, expressed as a percentage of the initial value of the investment or share price at the beginning of the period.

UK Corporate Governance Code
The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Value of new business (VNB)
VNB is the present value of future profits from new business written at the point of sale. It is calculated on a market consistent basis using economic assumptions set at the start of each quarter or more frequently and the same operating assumptions as those used to determine the embedded value at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is quoted net of tax and non-controlling interests.

Market Consistent Embedded Value (MCEV) terms
Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum (www.cfoforum.nl) is a group formed by the chief financial officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Group MCEV
A measure of the total consolidated value of the Group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV of covered business as at the reporting date.

Liquidity premium
An addition to the risk-free rate used when projecting investment returns and discounting cash flows on certain types of contracts where the liabilities are illiquid and have cash flows that are predictable.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Market consistent embedded value (MCEV)
A measure of the value of a life business to its shareholders. It is the sum of shareholders net assets and today's value of the future profits that are expected to emerge from business already written, where the assumptions used to calculate future profits are consistent with current market prices for traded assets.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Real world equivalent Embedded Value (EqEV)
As for other embedded value measures, EqEV is a way of measuring the current value to shareholders of the in-force portfolio of a life and pensions business. EqEV includes the value of future profits and uses a set of realistic assumptions, including real world expected investment returns, allowing for the impact of the uncertainty in these returns in the risk discount rate.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that allow for the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Shareholder services

2015 financial calendar

Announcement of third quarter Interim Management Statement	29 October 2015

* The full financial calendar is available at www.aviva.com/investor-relations/financial calendar.

Annual General Meeting (AGM)

• The voting results for the 2015 AGM, including proxy votes and votes withheld, can be viewed on our website at www.aviva.com/agm. There, you will also find a webcast of the formal business of the meeting and information relating past general meetings.

Dividends
2015 interim dividend dates - ordinary shares

Ex-dividend date*	8 October 2015
Record date	9 October 2015
Dividend payment date*	17 November 2015
Last day for Dividend Reinvestment Plan election	27 October 2015

* Please note that the ADR ex-dividend date will be 7 October 2015. The ADR dividend payment date will be 23 November 2015.

• Dividends on ordinary shares are normally paid in May and November - please see the table above for the key dates in respect of the 2015 interim dividend.

• Dividends on preference shares are normally paid in March, June, September and December - please visit www.aviva.com/preferenceshares for the latest dividend payment dates.

• Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.

Dividend Reinvestment Plan
• The Company offers a Dividend Reinvestment Plan which provides the option for eligible shareholders to reinvest their cash dividend in additional ordinary shares in the Company.
• Completed application forms must be sent to the Company's Registrar, Computershare Investor Services PLC (Computershare), by no later than 5pm on 27 October 2015.

Direct credit of dividend payments
• If you would like to have your cash dividends paid directly into your bank or building society account, please visit www.aviva.com/dividendmandate for more information or contact the Company's Registrar, Computershare, using the contact details overleaf.

Overseas global dividend service
• The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 65 international currencies. For further details and fees for this service please visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.

ShareGift
ShareGift is a UK registered charity (No. 1052686) which specialises in realising the value locked up in small shareholdings for charitable purposes. The resulting proceeds are donated to a wide range of charities, reflecting suggestions received from donors. Should you wish to donate your shares in this way, please visit www.ShareGift.org/donate-shares for more information about how to proceed. Further details about ShareGift can be found at www.ShareGift.org.

Online Shareholder Services

View and manage your holdings online
As an Aviva shareholder you can make a positive impact by electing for electronic communications and managing your shareholding online at www.aviva.com/ecomms.

The Investor Centre is a free, secure online service run by the Computershare, giving you convenient access to information on your shareholdings.

Manage your shareholding online and take advantage of the following features and more:

• View all of your Computershare managed holdings and their market values
• Update your dividend mandate bank instructions and your home address across your entire portfolio in a single transaction
• Apply to join the Aviva Dividend Reinvestment Plan
• Choose to have your dividend paid in your local currency direct to your bank account*
• View your transaction and payment history
• Check details of outstanding payments and request for replacement payments to be issued
• Elect to receive important shareholder communications by email or in hard copy format

• Download useful forms

To register you will be required to enter your Aviva Shareholder Reference Number (beginning with a C, I, or G followed by 10 numbers) which you can find at the top of any Aviva shareholder correspondence received from Computershare.

*Company and Currency restrictions apply
Be ScamSmart - Spot the warning signs
Investment scams are designed to look like genuine investments.

Have you been…

• Contacted out of the blue

• Promised tempting returns and told the investment is safe

• Called repeatedly, or

• Told the offer is only available for a limited time?

If so, you might have been contacted by fraudsters.

How to avoid share fraud

1) Reject cold calls
If you've been cold called with an offer to buy or sell shares, chances are it's a high risk investment or a scam. You should treat the call with extreme caution. The safest thing to do is hang up.

2) Check the firm on the FS register at www.fca.org.uk/register
The Financial Services Register is a public record of all the firms and individuals in the financial industry that are regulated by the FCA.

3) Get impartial advice
Think about getting impartial financial advice before you hand over any money. Seek advice from someone unconnected to the firm that has approached you.

Find out more at www.fca.org.uk/scamsmart.

Contact details

Ordinary and preference shares - Computershare Investor Services Plc
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact our Registrar, Computershare:

By telephone: 0371 495 0105
Lines are open from 8.30am to 5.30pm (UK time),
Monday to Friday (excluding public holidays).
Please call +44 117 378 8361 if calling from outside the UK.

By email: AvivaSHARES@computershare.co.uk

In writing: Computershare Investor Services Plc,
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
For any queries regarding Aviva ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: 1 877 248 4237 (1 877-CITI-ADR), or +1 781 575 4555 if you are calling from outside the US. (Lines are open from 8.30am to 6pm, Monday to Friday US Eastern Standard Time).

By email: citibank@shareholders-online.com

In writing: Citibank Shareholder Services,
PO Box 43077, Providence, Rhode Island 02940-3077 USA

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group company secretary
Shareholders may contact the group company secretary as follows:

By email: aviva.shareholders@aviva.com

In writing: Kirstine Cooper, Group Company Secretary,
St Helen's, 1 Undershaft, London EC3P 3DQ

By telephone: +44 (0)20 7283 2000

Useful links for shareholders

Online Shareholder Services Centre
www.aviva.com/shareholders

Dividend information for ordinary shares
www.aviva.com/dividends

Annual General Meeting information
www.aviva.com/agm

Aviva share price
www.aviva.com/shareprice

ADR holders
www.aviva.com/adr

Aviva preference shareholders
www.aviva.com/preferenceshares

Aviva preference share price
www.londonstockexchange.com

Aviva reports information
www.aviva.com/reports

Do you receive duplicate documents?
A number of shareholders still receive duplicate documentation and split dividend payments as a result of having more than one account on the Aviva Register of Members. If you think you fall into this group and would like to combine your accounts, please contact Computershare.

End of part 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 August, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary